FOR IMMEDIATE RELEASE
Alamos Gold Inc.

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Change to its Board of Directors

Toronto, Ontario (October 16, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that Scott Perry has resigned from the Company’s Board of Directors following his appointment as Chief Executive Officer (“CEO”) of another intermediate gold producer.

“We would like to thank Scott for his contributions to Alamos. Scott’s leadership both in serving as CEO of AuRico and in the Alamos-AuRico merger has been instrumental in creating the intermediate producer Alamos is today. We wish Scott continued success in his new role as CEO of Centerra Gold," said John A. McCluskey, President and Chief Executive Officer.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.